Filed Pursuant to Rule 425
Filing Person: American Real Estate Partners, L.P.
Subject Company: Reckson Associates Realty Corp.
Commission File Number: 1-13762

AREP

FOR IMMEDIATE RELEASE

AMERICAN REAL ESTATE PARTNERS, L.P. SUBMITS PROPOSAL LETTER TO RECKSON ASSOCIATES REALTY CORP.

New York, New York / December 4, 2006 - American Real Estate Partners, L.P. (NYSE: ACP) (“AREP”) today submitted a proposal letter to Reckson Associates Realty Corp. (NYSE: RA), the text of which is as follows:

American Real Estate Partners, L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

December 4, 2006

Mr. Peter Quick
Lead Director, Independent Committee
Board of Directors
Reckson Associates Realty Corp.
625 Reckson Plaza
Uniondale, NY 11556

Dear Mr. Quick:

On behalf of entities wholly owned by American Real Estate Partners, L.P. (“AREP”), a Delaware limited partnership, whose Depositary Units trade on the New York Stock Exchange under the symbol ACP and which are approximately 90% owned by Carl Icahn, we are pleased to submit this proposal to acquire all of the outstanding shares and units of Reckson Associates Realty Corp. and Reckson Operating Partnership, L.P. (together, “Reckson”) in a transaction that provides Reckson shareholders and unitholders with value that is superior to the pending transaction with SL Green Realty Corp. (“SL Green”), Marathon Asset Management and certain members of Reckson management.

AREP has interests in businesses in a variety of industries, including real estate, gaming, and textiles, among others. The market value of AREP’s outstanding Depositary Units, which trade on the NYSE, is approximately $5 billion. In addition, AREP and its subsidiaries have an aggregate cash position, including marketable securities, of approximately $2.3 billion.

AREP is proposing to acquire all of the outstanding shares (and units) of Reckson through a transaction in which shareholders (and unitholders) would receive a consideration per share (and unit) of $49.00, consisting of $1 billion in cash and the balance of $3.3 billion in a new class of AREP Preferred Units (the “Merger Preferred”), which would be convertible into Depositary Units at a 30% premium above last Friday’s closing price of $80.35 for the Depositary Units, resulting in the conversion price of $104.50 per Depositary Unit. According to our analysis of comparable preferred securities, we expect the Merger Preferred to be valued at par. No closing conditions, other than those that would be required for the SL Green transaction, would be necessary to consummate our proposed transaction and it will not be subject to a financing condition.

We anticipate no delay in negotiating a definitive acquisition agreement. In fact, our proposed acquisition agreement, a draft of which will be delivered to you by no later than on Tuesday, December 5, will be substantively the same as Reckson’s merger agreement with SL Green with changes to reflect the difference in the proposed transaction. Once our bid is accepted as a superior bid and we agree on the terms of the merger agreement we will immediately deposit approximately $613 million into escrow. This sum includes the break up fee payable to SL Green and a good faith deposit by the AREP parties which will be forfeited to Reckson should the AREP parties not meet their obligations pursuant to the merger agreement.

The terms of the Merger Preferred are set forth on Exhibit A attached hereto. Briefly, there will be $3.3 billion face amount of a new class of Preferred Units, which will have one vote per Unit on all matters on which the Depositary Units have a vote and as required by law. In addition, the Merger Preferred will have an aggregate liquidation value equal to its par value of $3.3 billion plus accrued but unpaid dividends, if any, and will be fully redeemed on December 31, 2018. Should the Depositary Units trade at or in excess of 120% of the Conversion Price for a period of 20 consecutive business days or for any 20 business days out of 30 business days at any time after January 1, 2008, the Merger Preferred will automatically convert into Depositary Units on the tenth business day thereafter. In addition to the foregoing, the Merger Preferred will carry a preferred dividend at a rate of 5% per annum computed on the liquidation value of the preferred and the dividend will be paid semi-annually on July 15 and January 15 each year and at redemption.

We are enthusiastic about a transaction with Reckson and believe the terms of our proposal provide the best way to maximize value for your shareholders.

We look forward to your prompt response.

Very truly yours,

AMERICAN REAL ESTATE PARTNERS, L.P.

By: American Property Investors, Inc., its general partner

By:	/s/ Carl C. Icahn
Carl C. Icahn, Chairman of the Board

AREP, a master limited partnership, is a diversified holding company engaged in a variety of businesses. AREP’s businesses currently include gaming; real estate and textiles. To learn more about AREP, please visit www.arep.com.

This release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond AREP’s ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of AREP and its subsidiaries. AREP undertakes no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

For further information, please contact:
Keith Meister
Vice Chairman and Principal Executive Officer
American Real Estate Partners, L.P.
(212) 702-4300

767 Fifth Avenue, New York, New York 10153 - Telephone (212) 702-4300 - Fax (212) 750-5841
NYSE - ACP

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 135,165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, we expect to file an information statement/prospectus as part of a registration statement regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the information statement/prospectus because it will contain important information about us and Reckson and the proposed transaction. Investors and security holders may obtain a free copy of the definitive information statement/prospectus and other documents when filed by us with the SEC at the SEC’s website at www.sec.gov. The definitive information statement/prospectus and other relevant documents may also be obtained free of charge from us by directing such requests to: American Real Estate Partners, L.P., 767 Fifth Avenue, Suite 4700, New York, NY, 10153, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transaction.